UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  SEPTEMBER 14, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)

                          1305 - 1090 WEST GEORGIA ST.
                              VANCOUVER, BC V6E 3V7
                  TELEPHONE: (604) 685-9316 FAX: (604) 683-1585
                            TSX VENTURE EXCHANGE: CTM
                                  OTCBB: BRHAF

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NEWS RELEASE                                                  SEPTEMBER 14, 2005

                            COMPLETION OF ACQUISITION

Centrasia Mining Corp. (formerly Baradero Resources Limited) (the "Company") is pleased to report that the acquisition announced on March 17, 2005 has now closed. The Company has completed the acquisition of 0724000 B.C. Ltd. (formerly Centrasia Mining Corp.) ("724 BC") and has:

i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares with respect of a finder's fee;

ii) issued 1,900,000 units and 100,000 common shares in consideration of $400,000 principal of loans which have been made to 724 BC. Each unit comprises of one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share expiring September 14, 2007; and

iii) completed a private placement of 4,375,000 units at a price of $0.20 per unit, with each unit comprising one common share of the Company and one warrant having the same terms as the warrants described above.

All of these securities have been issued subject to resale restrictions expiring on January 15, 2006, and an aggregate 4,000,100 of the shares that have been issued are subject to escrow restrictions in accordance with the rules of the TSX Venture Exchange.

As a result of the completion of the Acquisition, the Company is now involved in the exploration of the Bulakashu Property in the Kyrgyz Republic, and the review and potential acquisition of new precious and base metal exploration projects throughout central Asia.

Completion of the Acquisition has also resulted in the reconstitution of the management and Board of Directors of the Company as follows:

         Doug Turnbull              President, CEO and Director
         Nick DeMare                CFO and Director
         Gregory Crowe              Director
         Lindsay Bottomer           Director
         Cary Pinkowski             Director
         Oleg Kim                   Director
         William J. Tafuri          V.P. Exploration and
                                    Director of Operations, Asia
         James Harris               Corporate Secretary

The first phase of exploration on the Bulakashu Property is underway. The Phase 1 program will comprise data compilation, detailed sampling and evaluation of the Karabulak Prospect and other known gold and copper prospects on the Bulakashu Property. The duration of the Phase 1 program is estimated to be six weeks, but this may be expedited depending on the availability of additional staff. A 43-101 compliant technical report outlining the merits of the Bulakashu property and the scope of the 2005 exploration program is posted on Centrasia's web site at WWW.CENTRASIAMINING.COM and is also available at WWW.SEDAR.COM.


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                                      -2-


The Phase 1 sampling program will focus largely on the Karabulak Prospect in order to define drill targets for the Phase 2 follow-up exploration program. Detailed, closely spaced, continuous channel sampling and detailed structural mapping will be conducted to determine the continuity and tenor of the gold mineralization. In addition to tighter spaced, continuous sampling over the trenched portion of the main showing area, sampling and mapping will be conducted on the sheared mafic volcanic rocks adjacent to and along strike of the Karabulak Prospect. Initial evaluations will be conducted on a number of the other gold and copper gold showings on the property and will include prospecting, rock grab, continuous channel or rock chip sampling to determine the potential size, grade and mineralizing controls at each occurrence. This phase will further determine which gold or copper-gold occurrences will be recommended for Phase 2 follow-up exploration. The Company will also conduct regional geological mapping, rock sampling and geochemical sampling throughout the property to identify favourable structures, mineralization and alterations.

Contingent on the success of the Phase 1 program, the Company will seek additionally financing to carry out a Phase 2 exploration program that will consist of, but not be limited to: drilling on the Karabulak Prospect; further rock grab, continuous channel and chip sampling; geophysical surveying; prospecting; gridding and mapping on other prospects evaluated during Phase 1. The timing of Phase 2 will be contingent on the results of the Phase 1 program. During the Phase 1 exploration program, the Company's field staff will assess the required logistics to conduct a winter drill program on the Karabulak Prospect as a precursor to planning the Phase 2 exploration program.

Said Mr. Turnbull, President and CEO: "We are extremely pleased that the transaction has completed and that our work program at Bulakashu is underway. In addition to conducting exploration at Bulakashu, we will maintain an aggressive program of evaluating new projects in a continuing effort to create new opportunities for the Company."

The technical content of this release has been reviewed by Douglas Turnbull, P. Geo., who is a qualified person as defined by National Instrument 43-101.


ON BEHALF OF THE BOARD

/s/ DOUG TURNBULL
----------------------
Douglas Turnbull,
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release
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